[redacted]

SI 08032081 MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC
Mail Processing
Section

JUN 27 2008

Washington, DC
101

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/1/07 (MM/DD/YY) AND ENDING 4/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PROFINANCIAL, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7902 WRENWOOD BLVD SUITE D
(No. and Street)

BATON ROUGE, LA 70809
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GORDON OGDEN (225) 293-1000 or (225) 802-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL K. GLOVER APAC
(Name – *if individual, state last, first, middle name*)

9497 BROOKLINE AVE BATON ROUGE, LA 70809
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 14 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gordon C. Ogden, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProFinancial, Inc., as of 4/30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gordon C. Ogden
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROFINANCIAL, INC.

MEMBER SECURITIES INVESTOR PROTECTION CORPORATION

MEMBER NATIONAL ASSOCIATION OF SECUIRIES DEALERS

June 20, 2008

ANNUAL AUDIT REPORT

SEC Headquarters
450 Fifth Street, NW
Washington, DC 20549
Office of Investor Education and Assistance
(202) 942-7040
E-mail: help@sec.gov

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name:	Profinancial, Inc.
Address:	7902 Wrenwood, Suite D, Baton Rouge, LA 70809
Telephone:	(225) 293-1000
SEC Registration Number:	8-32026
FINRA Registration Number:	15345

(ii) Accounting Firm

Name:	Michael K. Glover, APAC
Address:	9497 Brookline, Baton Rouge, LA 70809
Telephone:	(225) 295-1860
Accountant's State Registration #:	14892

(iii) Audit date covered by the Agreement: April 30, 2008 and forward

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2 *

(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature:

Gordon C. Ogden III

Name: Gordon C. Ogden, III
President
6/20/08

PROFINANCIAL INCORPORATED

FINANCIAL REPORT

For the year ended
April 30, 2008

(With Accountant's Report Thereon)

Member
American Institute of
Certified Public Accountants

MICHAEL K. GLOVER
Certified Public Accountant

9497 Brookline Ave.
Baton Rouge, Louisiana 70809

(225) 295-1860

Member
Society of Louisiana
Certifed Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Profinancial incorporated
Baton Rouge, Louisiana

I have audited the accompanying balance sheet of n of Profinancial Incorporated as of April 30, 2008 and the related statements of income and retained earnings, changes in stockholder equity, cash flows, changes in liabilities subordinated to general creditors, and balance sheet reconciliation and net capital computation for the year ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Profinancial Incorporated at April 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion , is fairly stated in all material respects in relation to the basic financial statements take as a whole.

Michael K Glover

June 23, 2008

PROFINANCIAL INCORPORATED
BALANCE SHEET
APRIL 30, 2008

ASSETS	
Current Assets	
Cash	$ 48,254
Accounts receivable	8,987
	57,241
Fixed Assets	
Equipment	1,200
Less: Accumulated depreciation	(7)
	1,193
Other Assets	
Cash-clearing account	7,338
Total Assets	$ 65,772
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Accounts payable	$ 1,403
Income taxes payable	3,790
Total current liabilities	5,193
Other liabilities:	
Due to stockholder	2,779
Total liabilities	7,972
Stockholders' Equity	
Common Stock - 500 shares (no par value) authorized, issued and outstanding	600
Additional paid in capital	16,100
Retained earnings	41,100
Total stockholders' equity	57,800
Total liabilities and stockholders' equity	$ 65,772

The notes are an integral part of this statement.

PROFINANCIAL INCORPORATED
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED APRIL 30, 2008

Operating Revenues		
Securities Commissions	$	
Listed equity securities exchange executed		9
Other securities		9,790
Other operating revenues		147,360
Total operating revenues		157,159
Operating Expenses		
General and administrative		115,677
Total operating expenses		115,677
Net income (loss) from operations		41,482
Income tax expense		3,790
Net income		37,692
Retained Earnings:		
Beginning balance		3,408
Ending balance	$	41,100

The notes are an integral part of this statement.

PROFINANCIAL INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED APRIL 30, 2007

	Capital Stock	Paid in Capital	Retained Earnings	Total
April 30, 2007, beginning balance	600	$ 16,100	$ 3,408	$ 20,108
Net income (loss)	-	-	37,692	37,692
April 30, 2008, ending balance	600	$ 16,100	$ 41,100	$ 57,800

The notes are an integral part of this statement.

PROFINANCIAL INCORPORATED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2008

Cash Flows From Operating Activities		
Net income from operations	$	37,692
Items not affecting cash:		
Depreciation		7
(increase) decrease in other assets		10
(Increase) decrease in accounts receivable		(3,052)
Increase (decrease in accounts payable		(4,200)
		30,457
Cash flows from financing activities:		
Loan made by shareholder		2,779
Casah flows from investing activities:		
Purchase of fixed assets		(1,200)
Increase in cash and cash equivalents		32,036
Cash and cash equivalents, beginning balance		12,428
Cash and cash equivalents, ending balance	$	44,464

The notes are an integral part of this statement.

PROFINANCIAL INCORPORATED
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATE TO GENERAL CREDITORS
FOR THE YEAR ENDED APRIL 30, 2008

Balance at April 30, 2007	$ -0-
Balance at April 30, 2008	$ -0-

The notes are an integral part of this statement.

PROFINANCIAL INCORPORATED
BALANCE SHEET RECONCILIATION AND NET CAPITAL COMPUTATION
FOR THE YEAR ENDED APRIL 30, 2008

Balance Sheet Reconciliation

ASSETS		FOCUS Report Unaudited	Audited	Difference
Current Assets				
Cash	$	48,056	48,254	198
Accounts receivable		6,630	8,987	2,357
		54,686	57,241	2,555
Fixed Assets				
Equipment			1,200	1,200
Less: Accumulated depreciation			(7)	(7)
		-	1,193	1,193
Other Assets				
Cash-clearing account		7,534	7,338	(196)
Total Assets	$	62,220	65,772	3,552

LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	5,603	1,403	(4,200)
Income tax payable			3,790	3,790
Total current liabilities		5,603	5,193	(4,200)
Other liabilities:				
Due to stockholder			2,779	2,779
Total liabilities		5,603	7,972	2,779
Stockholders' Equity				
Common Stock - 500 shares (no par value) authorized, issued and outstanding		600	600	-
Additional paid in capital		16,100	16,100	-
Retained earnings		39,918	41,100	1,182
Total stockholders' equity		56,618	57,800	1,182
Total liabilities and stockholders' equity	$	62,221	65,772	3,961

Net Capital Computation				
Total stockholder equity	$	56,618	57,800	1,182
Non allowable assets		(573)	(573)	-
Net capital		56,045	57,227	1,182
Minimum net capital requirement		5,000	5,000	-
	$	61,045	62,227	1,182

This schedule reconciles the balance sheet and computation of net capital contained in the audited financial statements with the unaudited April 30, 2008 FOCUS report.

The notes are an integral part of this statement.

Summary of Significant Accounting Policies

A. Nature and Purpose

The Profinancial Incorporated was incorporated in 1984 in Louisiana as Collins-Ogden, Inc for the purpose of engaging in the business of a broker/dealer in accordance with the rules and regulations of the Securities and Exchanges Commission and the National Association of Securities Dealers.

In 1990 the Company name was changed to Profinancial Incorporated.

The Company is an "introducing" broker dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing firm or dealer, and transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts for each customer and maintains an preserves records pertaining to the requirements of SEC sec. 240.17a-3 and 240.17a-4 of the NASD rules.

B. Basis of Accounting

Profinancial presents its financial statements on the accrual method of accounting in conformity with generally accepted accounting principles.

C. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

D. Depreciable Assets

Depreciable assets are recorded at cost and will be depreciated using the straight-line method over the estimated useful lives of the assets with use lives between 5 and 7 years. When property is retired or otherwise disposed of, applicable amounts are removed from the related asset and accumulated depreciation accounts, and the resulting gain or loss is recognized.

E. Accounts Receivable

Revenues earned but not yet received by Profinancial are reported as accounts receivable. At year end all accounts receivable are current. The Company uses the direct write off method for recognizing uncollectible accounts. This is a departure from generally accepted accounting principals, but has no effect on these statements

F. Accounts Payable

Trade accounts, commissions and professional fees unpaid at the end of the year are recognized as accounts payable. Trade commissions and professional fees are current; the DHL bill is disputed and is not current, but no action has or is being taken by DHL regarding recovery. This disputed payable is listed at the maximum amount contended to be due by the vendor. All other accounts payable are current.

G. Income Taxes

Profinancial is taxed as a cash basis, C Corporation. Deferred income taxes were not material for the purpose of these financial statements. As Profinancial had a net operating loss for the period shown in theses financial statements, no income tax is recognized.

H. Cash and cash equivalents

Cash includes amounts in demand deposits, interest bearing demand deposits, and time deposits. Cash equivalents include amounts in time deposits that mature within 90 days after year end and other investments with original maturities of 90 days or less.

1. Operating lease

The Company has a month to month rental arrangement for the building paying $850 each month. The total rent expense for the year ended was $10,200.

2. Other operating income

The Company includes in other operating income commissions and a $35,000 amount paid by the Financial Industry Regulatory Authority (FINRA) after the consolidation of NASD and NYSE Member Regulation was approved. This one time payment was paid to every NASD member firm to reflect the cost-savings resulting from the consolidation.

3. Income tax expense

The Company had loss carry forwards from previous years that reduced the tax burden by $4,170. There are no remaining carry forwards.

Member
American Institute of
Certified Public Accountants

MICHAEL K. GLOVER
Certified Public Accountant

9497 Brookline Ave.
Baton Rouge, Louisiana 70809

(225) 295-1860

Member
Society of Louisiana
Certifed Public Accountants

Accountant Report on Material Inadequacies

To the Board of Directors
Profinancial Incorporated
Baton Rouge, Louisiana

No material inadequacies in accordance with Reg. 240.17a-5, with specific attention to 240.17a-5 subsections (g)(1) and (3) were found to exist since the date of the previous audit.

Michael K. Glover

Michael K. Glover APAC
June 23, 2008

MICHAEL K. GLOVER
Certified Public Accountant

Member
American Institute of
Certified Public Accountants

9497 Brookline Ave.
Baton Rouge, Louisiana 70809

Member
Society of Louisiana
Certifed Public Accountants

(225) 295-1860

Independent Auditors Review of Anti-Money Laundering Program

To the Board of Directors
Profinancial Incorporated
Baton Rouge, Louisiana

I have reviewed and audited the books and records of Profinancial, Inc (the Company) for the fiscal year ended April 30, 2008. The Company has provided all necessary records including the following:

Customer Records including:
Cash and Securities receipt logs, new account applications and relevant records.

Company bank records including:
Bank statement, deposit records and processed checks.

Clearing transactions with SWS Securities, Inc. including:
Clearing statements, commission records and other transactional documents.

Anti-Money laundering records including
FinCen reviews, new account applications, and other transactional documents.

Management statements of accounting procedures including:
Description of accounting practices, description of anti-money laundering procedures, description of customer transactions, and other statements warranties as per
Generally Accepted
Accounting Practices.

Based on my reviewed of the above listed documents and other documents not listed herein, I find that the Company has complied with Anti-Money Laundering rules and its internal AML policy and that there is not evidence that the firm has engaged in or facilitated money laundering.

Michael K. Glover

Michael K. Glover APAC
June 23, 2008

MICHAEL K. GLOVER
Certified Public Accountant

Member
American Institute of
Certified Public Accountants

9497 Brookline Ave.
Baton Rouge, Louisiana 70809

Member
Society of Louisiana
Certifed Public Accountants

(225) 295-1860

Accountants Report on Compliance with Patriot Act

To the Board of Directors
Profinancial Incorporated
Baton Rouge, LA

As part of obtaining reasonable assurance about whether Profinancial Incorporated is in compliance with the Patriot Act. I have reviewed Profinancial's methodology regarding complying with the following provisions of the law:

New Client Identification
Existing Clients Identities
Maintenance of Client Records
Retention of Client Records
Review of FinCen Requests and Comparison of Client Data Files
Notification of FinCen of Matching Identities
Procedures in Regards to Handling of Cash
Customer Notices Regarding Patriot Act Information

The results of my test disclosed no instances of noncompliance with the Patriot Act.

Michael K. Glover
Michael K. Glover APAC
June 23, 2008

END